BRENT SLONE



Co-Founder | Technology, Operations & AI | AI-First Systems & Scale

[redacted]

SUMMARY

Technology and operations executive with 25+ years of experience building AI-driven platforms, geospatial systems, and scalable digital infrastructure. Proven leader across AI/ML, automation, analytics, product development, and enterprise operations, translating complex technology into measurable growth and efficiency. Co-Founder of Above Board, where I lead technology, operations, and AI strategy and am building an AI-first operating model for a multi-state consumer brand. Experienced leading cross-functional teams, guiding R&D, architecting systems from concept through scale, and advising executives and boards on innovation and operational transformation.

EXPERIENCE

Co-Founder | Technology, Operations & AI

Above Board

05/2024 - Present — San Diego, United States

- Building Above Board as an AI-first spirits company, embedding AI, automation, and data-driven workflows across sales, operations, inventory, forecasting, and customer management.
- Architected a custom CRM, inventory, and business intelligence ecosystem integrating sales, production, finance, and distribution data for multi-state scale.
- Developing AI agents and automation for prospecting, sales outreach, follow-up, reporting, production planning, and repetitive operational workflows.
- Lead end-to-end operations across production planning, procurement, supply chain, warehousing, logistics, compliance, and distribution.
- Built demand forecasting and inventory optimization models, improving cash efficiency and reducing excess inventory by 40%.
- Created dashboards and KPIs for sales performance, inventory velocity, pipeline visibility, market expansion, and supply chain decision-making.
- Partner with finance and sales leadership on pricing, margin optimization, capital allocation, national accounts, and market expansion.
- Translate growth strategy into operating plans, KPIs, and scalable infrastructure supporting hospitality, retail, and distributor expansion.

Chief Technology Officer (fractional)

SEQ Solutions

05/2023 - 05/2024 — Chicago, United States

- Spearheaded AI-powered carbon management solutions, integrating machine learning, remote sensing, and geospatial analytics for optimized tracking
- Secured acceptance into Microsoft, ESRI, and Planet startup programs, providing $500K in enterprise software and satellite data to accelerate product development
- Designed, implemented, and refined a scalable cloud-based geospatial infrastructure, enabling high-performance data processing for carbon modeling
- Built strategic industry partnerships, expanding technological capabilities in AI-driven climate solutions
- Developed AI-driven automation processes, improving data accuracy and reducing operational inefficiencies

SKILLS

Artificial Intelligence & Machine Learning

Deep Learning · Machine Learning Modeling · AI-Powered Geospatial Analytics · Predictive Modeling & Automation · AI-Driven Business Intelligence

Business Strategy

CRM · Digital Transformation · Funding · Innovation Strategy · Strategic Planning · Cross-Functional Leadership · Pre-Sales

Cloud Computing & Infrastructure

AWS · Azure · Google · AI Deployment · PaaS · SaaS · DaaS · Scalable Data Architecture · API Integration · Database Administration · SQL · Cloud Computing · Pipeline Architecture

Geospatial Technologies & Remote Sensing

Enterprise GIS Architecture (ESRI/QGIS) · Spatial Data Science · Data Visualization · LiDAR & Satellite Image Processing · UAV & Drone-Based Remote Sensing · UCGS Mission Planning · ENVI · Pix4D · Geostatistics · Google Earth Engine · Mapbox · Leaflet · ERDAS Imagine

Software & Development

Python · C++ · C# · SQL · Hadoop

EXPERIENCE

Geospatial Scientist
Envu
05/2022 - 05/2024 | Raleigh, United States
- Designed and built Envu's enterprise geospatial infrastructure, integrating AI, remote sensing, and machine learning, leading to a 25% increase in chemistry sales
- Created AI-powered analytics tools, reducing internal claims investigation costs by 55% through automated root cause analysis
- Designed interactive geospatial web applications, enabling sales, R&D, and operations teams to analyze spatial data in real time
- Targeted AI for predictive modeling, enhancing precision in land management and environmental monitoring for faster product adoption
- Led cross-functional collaboration, aligning geospatial strategy with corporate goals and improving stakeholder engagement

Director of Geospatial Solutions
Lifescale Analytics
02/2016 - 04/2022 | Raleigh, United States
- Recorded 50% increase in division revenue, selling $2.5M annually through AI-powered analytics
- Progressed AI-driven geospatial solutions, improving client decision-making and reducing project turnaround times by 40%
- Coauthored three patents, solidifying industry leadership in AI-driven geospatial intelligence
- Optimized cloud-based GIS infrastructure, reducing operational costs by 30% and improving scalability
- Led UAV-based machine learning research, enhancing data accuracy and increasing efficiency

Director of Geospatial Solutions
Amec Foster Wheeler
01/2008 - 02/2016 | Raleigh, United States
- Increased GIS project efficiency by 45% through AI-enhanced spatial modeling and automation
- Grew P&L 20% annually, overseeing large-scale GIS implementations for Duke Energy, DoD, and North Carolina's Floodplain Mapping Program
- Led enterprise GIS deployment in Kabul, Afghanistan, supporting DoD operations with real-time asset tracking
- Reduced data processing costs by 30% by implementing cloud-based geospatial databases
- Developed AI-powered hydrologic/hydraulic models, increasing flood risk prediction accuracy by 40%

Wildlife Biologist - Geospatial & Telemetry Systems
Idaho Fish & Game
01/2001 - 12/2007 | Coeur d'Alene, United States
- Designed and applied geospatial and telemetry-based monitoring systems to track black bear, grizzly bear, caribou, and wolverine movements across large, data-sparse landscapes.
- Built and maintained spatial analysis workflows for long-term movement modeling, habitat utilization, and population monitoring.
- Developed foundational expertise in spatial data science, sensor-derived data, and analytics under real-world constraints, forming the basis for later AI-driven and enterprise-scale geospatial platforms.

EDUCATION

Master of Business Administration (MBA)
North Carolina State University
08/2023 - 12/2026 | Raleigh, NC
- Candidate - North Carolina State University
- Raleigh, NC

Master of Science - GIS & Remote Sensing
University of Idaho
08/2005 - 05/2007 | Moscow, ID
- (4.0 GPA) - University of Idaho, Moscow, ID

Bachelor of Science - Wildlife & Fishery Sciences
West Virginia University
01/1998 - 12/2000 | Morgantown, WV
- (3.02 GPA) - West Virginia University
- Morgantown, WV

CERTIFICATIONS

Business AI Certificate - NC State University

Project Management Professional (PMP)

Certified Geographic Information Systems Professional (GISP)

Certified floodplain manager (CFM)

KEY ACHIEVEMENTS

Innovation Recognition
Coauthored Three AI-Driven Geospatial Patents - recognized for advancing AI-powered geospatial intelligence, contributing to cutting-edge applications in machine learning, spatial analytics, and automation.

Entrepreneurial Mindset
Secured Over $1M in Pre-Seed & Startup Funding - raised **$500K in pre-seed funding** for Above Board's startup costs and secured **$500K in enterprise software, satellite data, and cloud resources** for Seq Solutions, accelerating AI-driven product development and market expansion.

BOARD EXPERIENCE

Technical Advisory Board Member
DroneAcharya Aerial Innovations
01/2022 - Present | Pune, India
- Drove adoption of AI-enhanced drone technologies, increasing efficiency in precision agriculture and environmental monitoring
- Increased object detection capabilities by 80% through strategic AI and geospatial product development
- Supported regulatory compliance and global market entry strategies, ensuring adherence to industry standards